Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Board Meeting on January 31, 2022

January 6, 2022, Mumbai: We hereby inform that a Meeting of the Board of Directors (the "Board") of Tata Motors Limited (the “Company”) is scheduled to be held on Monday, January 31, 2022 (the “Meeting”), inter alia, to consider, and approve the Audited Financial Results (Standalone) and Unaudited Consolidated Financial Results (with Limited Review) for the quarter ended December 31, 2021.

Further, we would like to inform you that as per the 'Tata Code of Conduct for Prevention of Insider Trading' pursuant to the amended SEBI (Prohibition of Insider Trading) Regulations, 2015, the Company has intimated its 'Designated Persons' regarding closure of the Trading Window from December 25, 2021 till the expiry of 48 hours from the date the said Results are made public (both days inclusive), i.e. February 2, 2022.

Pursuant to Regulation 30 of the SEBI Listing Regulations, we would like to inform that post announcement of the Financial Results to Indian Stock Exchanges, the Company will have an Analyst call on the same day, which would also be announced on the Company's website at www.tatamotors.com.

We would request you to take the above intimation on records.

-Ends-

About Tata Motors

Part of the USD 109 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

About TPG Rise

TPG Rise Climate is the dedicated climate investing strategy of TPG’s global impact investing platform TPG Rise. TPG Rise Climate pursues climate-related investments that benefit from the diverse skills of TPG’s investing professionals, the strategic relationships developed across TPG’s existing portfolio of climate-focused companies, and a global network of executives and advisors. The fund takes a broad-based sector approach to investment types, from growth equity to value- added infrastructure, and focuses on five climate sub-sectors: clean energy, enabling solutions, decarbonized transport, greening industrials, and agriculture & natural solutions. Jim Coulter, TPG Founding Partner and Executive Chairman, serves as Managing Partner of TPG Rise Climate. Former U.S. Treasury Secretary Hank Paulson serves as TPG Rise Climate’s Executive Chairman. For more information, please visit www.therisefund.com/tpgriseclimate.

About ADQ

Established in Abu Dhabi in 2018, ADQ is one of the region's largest holding companies with direct and indirect investments in more than 90 companies locally and internationally. Both an asset owner and investor, ADQ’s broad portfolio of major enterprises span key sectors of a diversified economy, including energy and utilities, food and agriculture, healthcare and pharma, and mobility and logistics, amongst others. As a strategic partner of Abu Dhabi’s government, ADQ is committed to accelerating the transformation of the emirate into a globally competitive and knowledge-based economy.

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.